SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641 RCA 865, de 28 e 29.05.2020.

CERTIFICATE

MINUTES OF THE EIGHTY-SEVENTY-FIRST MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

It is certified, for due purposes, on August 27, 2020, at 2:04 pm, the Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company”) installed its 871st meeting, which was suspended at 5:28 pm on the same day. The meeting was resumed on August 28, 2020, at 9:00 am, with the closing of the proceedings registered at 1:57 pm. The meeting took place by videoconference in a remote environment - WEBEX Meetings. The meeting was called by the Chairman of the Board of Directors, through electronic correspondence, on July 23, 2020, pursuant to article 28, paragraph 3, of the Company's Bylaws. The Chairman of the Board, Mr. JOSÉ GUIMARÃES MONFORTE (JGM), chaired the meeting, with the presence of the following Board of Directors WILSON PINTO FERREIRA JR. (WFJ), MARCELO DE SIQUEIRA FREITAS (MSF), LUCIA MARIA MARTINS CASASANTA (LMC), RICARDO BRANDÃO SILVA (RBS), LUIZ EDUARDO DOS SANTOS MONTEIRO (LEM), RUY FLAKS SCHNEIDER (RFS), DANIEL ALVES FERREIRA (DAF), MAURO GENTILE RODRIGUES CUNHA (MRC), BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC) and FELIPE VILLELA DIAS (FVD). There was no record of absences. Decision of the Eletrobras Board of Directors taken unanimously on 08.27.2020: DEL 149/2020, dated 08.27.2020. Corporate Governance Report 2020 – ICVM No. 586/2017. RES 503, dated 08.17.2020. The Board of Directors of Centrais Elétricas Brasileiras SA - Eletrobras, in the use of its powers, embodied in an opinion issued by the Strategy, Governance and Sustainability Committee - CEGS at the 42nd meeting of 08.28.2020 and in the supporting material and documents below, RESOLVED: Resolution of the Executive Board nº 503, of 08.17.2020; Report to the Executive Board DC-195, of August 13, 2020; Executive Summary DC-011, of 08.17.2020; 1. approve the filing of Attachment 29-A to ICVM nº 586/2017, pursuant to the draft proposed by the Executive Board, including the following justification adjustments, as recommended by the Strategy, Governance and Sustainability Committee - CEGS and accepted by the Board of Directors: Justification of item 1.5.1: Eletrobras believes that the answer to the item should be not applicable since the constitution of the Company provides for a corporate structure that suggests the continuity of control, as provided for in article 10 of the Bylaws. As Eletrobras is a state-owned company, created by law 3.890/1961, a bill is required to transfer control of the company; Justification of item 1.6.1: Eletrobras believes that the answer to the item should be not applicable since the constitution of the Company provides for a corporate structure that suggests the continuity of control, as provided for in article 10 of the Bylaws. As Eletrobras is a state-owned company, created by law 3.890/1961, a bill is required to transfer control of the company; Justification of item 4.3.1: In compliance with CVM Instruction 381/2003, the company does not allow the hiring of the same external audit for a period of more than 5 years and, after this period, it can only be contracted after an interval of 3 years. In addition, the Company has its own Internal Audit and does not outsource this activity. In addition, the CAE Internal Regulation, in its item 5.1, establishes the following attribution for the aforementioned advisory body: "To opinion on any service contracting by Eletrobras or its subsidiaries involving independent auditors or companies that have provided independent audit services in the last 5 (five) years for the holding or its subsidiaries"; Justification of item 5.5.2: Eletrobras believes that the answer to the item should be not applicable since it is understood as illegal, under Brazilian law, for Eletrobras Companies and Employees in management positions to make contributions to political parties or candidates on behalf of Eletrobras Companies; 2. determine that the Department of Corporate Governance - DCAG, the Financial and Investor Relations Department - DF, the Investor Relations Superintendence - DFR, the Governance Secretariat of the Board of Directors - CAAS and the General Secretariat - PRGS adopt, each within its scope of action, the necessary measures to comply with this Resolution. This certificate is drawn up and signed by me, BRUNO KLAPPER LOPES, Secretary of Governance of the Eletrobras Board of Directors.

Rio de Janeiro, September 7, 2020.

BRUNO KLAPPER LOPES

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2020

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.